Exhibit 99.8

                                  VASOGEN INC.
                            2505 Meadowvale Boulevard
                              Mississauga, Ontario
                                 Canada L5N 5S2


                                November 3, 2005


AMATIS LTD.
c/o Amaranth Advisors LLC
One American Lane
Greenwich, CT  06831
Attention: Will Matthews


Dear Sirs:

      We refer to the Warrant to Purchase Common Shares, dated as of October 7, 2005 (the "Warrant"), issued by Vasogen Inc., a Canadian corporation (the "Company"), in favor of Amatis Ltd., a Cayman Islands company (the "Holder"). Capitalized terms used but not defined in this letter agreement ("Letter") have the respective meanings set forth in the Warrant.

      The Company and the Holder hereby agree as follows:

      1. Amendment. Subject to the execution by the Company and the holders of
         ---------
the Other Warrants of letters in identical form and substance to this Letter, the Warrant is hereby amended by adding the following subsections (f) and (g) at the end of Section 1 thereof:

      "(f) Payment in Lieu of Exercise Above Number of Common Shares Available
           -------------------------------------------------------------------
      for Resale under the Registration Statement. If at any time while this
      -------------------------------------------
      Warrant is outstanding, the Holder delivers an Exercise Notice and, on the date of receipt of such Exercise Notice by the Company (the "Exercise Notice Date"), following the application of, when applicable, Section 1(e)(ii) hereof, the number of Common Shares that the Company would otherwise be required to issue (or, in cases where the final sentence of Section 1(e)(ii) applies, that the Company chooses to issue) pursuant to the foregoing provisions of this Section 1 to satisfy such exercise in full (the "Required Exercise Shares") exceeds the number of Common Shares that are available for resale under the registration statement (the "Registration Statement") required to be filed by the Company pursuant to the Registration Rights Agreement (as defined in the Securities Purchase Agreement) (such excess, the "Unregistered Shares" and the difference between the Required

      Exercise Shares minus the Unregistered Shares, the "Available Shares"), then (A) the Company shall or shall cause the Transfer Agent to, issue to the Holder the Available Shares by the third (3rd) Trading Day following receipt of the applicable Exercise Notice and (B) the Company shall pay to the Holder, in lieu of issuing Unregistered Shares, within twelve (12) Trading Days following the Exercise Notice Date in cash an amount equal to the product of (x) the Unregistered Shares multiplied by (y) (1) in the event the Holder has not received an Unavailability Notice (as defined below) prior to the delivery of its Exercise Notice, 105% of the arithmetic average of the Weighted Average Price of the Common Shares during the period beginning on, and including, the day the Holder delivers its Exercise Notice and ending on, and including, the third (3rd) Trading Day following receipt of such Exercise Notice or (2) in the event the Holder has received an Unavailability Notice prior to delivery of such Exercise Notice, 105% of the Weighted Average Price of the Common Shares on the applicable date of delivery of such Exercise Notice (the "Unregistered Shares Redemption Payment"); provided, however, that if at any time the arithmetic average of the Weighted Average Price of the Common Shares calculated for the applicable period or day in accordance with clause (1) or (2) is less than $1.00, then for purposes of clause (y) such arithmetic average shall be multiplied by 110% instead of 105% to determine the Unregistered Shares Redemption Payment. In the event that the Company receives an Exercise Notice from more than one holder of Warrants on the same date and the Available Shares can cover some, but not all, of the aggregate number of Common Shares that the Company would otherwise be required to issue (or, in cases where the final sentence of Section 1(e)(ii) applies, that the Company chooses to issue) pursuant to the foregoing provisions of this Section 1 and equivalent provisions in the applicable Other Warrants to satisfy such Exercise Notices in full, the Company shall allocate the Available Shares amongst such exercising holders by issuing to each such holder a pro rata amount of Common Shares based on the number of Warrant Shares (as defined in the Exercise Notice) set forth in such holder's Exercise Notice relative to the aggregate number of Warrant Shares (as defined in the Exercise Notices) set forth in all the Exercise Notices submitted on the same date. Provided that the Company delivers the Common Shares and makes the Unregistered Shares Redemption Payment in the time periods set forth in clauses (A) and (B) of the foregoing sentence, the obligations of the Company with respect to such Exercise Notice shall be deemed to be fully satisfied and the Holder shall have no right to pursue any remedies set forth in Section 1(c) hereof with respect to such Exercise Notice.

      (g) Notice of Unavailability of Common Shares Under the Registration
          ----------------------------------------------------------------
      Statement. The Company shall deliver to the Holder a written notice (an
      ---------
      "Unavailability Notice") that there are no additional Common Shares available for resale under the Registration Statement (the "Unavailability Date") at the earlier of (i) no more than one (1) Trading Day after such Unavailability Date or (ii) no more than one (1) Trading Day after the delivery of any Exercise Notice by a Holder requiring exercise of a number of Required Exercise Shares in excess of the amount of any Available Shares."

      2. Expenses. The Company shall pay an amount to the Holder or its
         --------
designee(s) to cover legal expenses reasonably incurred by the Holder in relation to the review, preparation and execution of this Letter.

      3. Ratification of the Warrant. Except as expressly provided herein, all
         ---------------------------
of the terms and conditions of the Warrant are ratified and shall remain unchanged and continue in full force and effect.

      4. Further Assurances. Each party shall do and perform, or cause to be
         ------------------
done and performed, all such further acts and things, and shall execute and deliver all such other agreements, certificates, instruments and documents, as any other party may reasonably request in order to carry out the intent and accomplish the purposes of this Letter.

      5. Governing Law. This Letter shall be governed by and construed in
         -------------
accordance with the laws of the State of New York.

      6. Execution in Counterparts. This Letter may be executed in several
         -------------------------
counterparts, each of which shall be deemed to be an original and all of which shall constitute one and the same Letter. Signature pages exchanged by facsimile or other electronic means shall be fully binding.

      7. Headings. The headings in this Letter are for convenience of reference
         --------
only, and shall not be deemed to alter or affect the meaning or interpretation of any provisions hereof.

                [Remainder of this page intentionally left blank]

      Please confirm your understanding and agreement of the foregoing by signing below and returning an executed counterpart of this Letter to the undersigned.

                                               Very truly yours,


                                               VASOGEN INC.


                                               By:
                                                   -----------------------------
                                                   Name:
                                                   Title:



Accepted and agreed to as of the date first written above by:


AMATIS LTD.


By:
    -----------------------------
     Name:
     Title: